news release

ArcelorMittal agrees to sell a 15% interest in ArcelorMittal Mines Canada for $1.1bln to a Consortium led by POSCO and China Steel Corporation

Luxembourg, 2 January 2013 – ArcelorMittal announces today that it has entered into an agreement pursuant to which ArcelorMittal’s wholly owned subsidiary ArcelorMittal Mines Canada (AMMC) and a consortium led by POSCO and China Steel Corporation (CSC) will enter into a joint venture partnership that will own ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets. The consortium will acquire a 15% interest in the joint venture for total consideration of $1,100 million in cash, with AMMC and its affiliates retaining an 85% interest.

As part of the transaction, POSCO and CSC will enter into long-term iron ore off-take agreements proportionate to their joint venture interests. This move is part of ArcelorMittal's strategy to build strategic relationships with key customers.

In addition to POSCO and CSC, the consortium includes certain financial investors.

The transaction is subject to various closing conditions, including regulatory clearance by the Taiwanese Government, and is expected to close in two instalments in the first and second quarters of 2013.

Peter Kukielski, Chief Executive, Mining at ArcelorMittal and a member of the group management board, said: "We are committed to growing ArcelorMittal’s mining business. This joint venture incorporating a long-term off-take agreement is consistent with our strategy to forge strategic relationships with key customers as we build our global mining business. The consortium will be an excellent partner as we pursue further expansion at AMMC."